BD 3/5



02003330

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51599



RECEIVED MAR 0 1 2002 143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Masthead Securities, Inc.
CRD# 46941

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Milk Street
(No. and Street)

Portland (City) ME (State) 04101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John P. O'Sullivan (207) 780-0905
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William A Dreher, CPA
(Name — if individual, state last, first, middle name)

1116 Warburton Ave. (Address) Yonkers (City) NY (State) 10701 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/20/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John P/ O'Sullivan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Masthead Securities, Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

Signature

Chief Financial Officer
Title



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MASTHEAD SECURITIES, INC.
(formerly High Tech Catalysts, Inc.)

(A Development Stage Company)

FINANCIAL STATEMENTS

FOR THE PERIOD JANUARY 1, 2001

TO

DECEMBER 31, 2001

and

SUPPLEMENTARY INFORMATION

with

REPORT OF CERTIFIED PUBLIC ACCOUNTANT

WILLIAM A. DREHER

CERTIFIED PUBLIC ACCOUNTANT

WILLIAM A. DREHER
CERTIFIED PUBLIC ACCOUNTANT
1116 WARBURTON AVENUE
YONKERS, NY 10701

INDEPENDENT AUDITOR'S REPORT

TO the Sole Shareholder
of
Masthead Securities, Inc.
(formerly High Tech Catalysts, Inc.)

I have examined the balance sheet of Masthead Securities Inc. (formerly High Tech Catalysts, Inc.), a development stage company, a wholly owned subsidiary of Masthead Venture Partners, LLC, as of December 31, 2001 and the related statement of operations and deficit and the statement of cash flows for the twelve months ended December 31, 2001. These financial statements are the responsibility of the sole owner of Masthead Securities, Inc. and certain officers of the Masthead Securities, Inc. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. These standards require that I plan the audit to obtain reasonable assurance about whether the financial statements, mentioned above, are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the owner, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Masthead Securities, Inc., as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles. However, as disclosed in the accompanying Notes 1 and 2 to the financial statements, the Masthead Securities, Inc. has been in the development stage since its inception and is dependent upon the continued ability of its parent, Masthead Venture Partners, LLC, to contribute to its financial support.

My examination was made primarily for the purpose of expressing an opinion on the financial statements, taken as a whole. The accompanying supplementary financial information is a fair presentation of the financial statements referred to in the preceding paragraphs. It has been subjected to the tests and other auditing procedures applied in the examination of the financial statements mentioned above.

William A. Dreher, CPA

February 22, 2002

MASTHEAD SECURITIES, INC.
(formerly High Tech Catalysts, Inc.)

(A Development Stage Company)

BALANCE SHEET

DECEMBER 31, 2001

ASSETS

CURRENT ASSETS:		
CASH	$	8,548
FIXED ASSETS, NET OF ACCUMULATED DEPRECIATION OF $ 3,579 (Note 2)		299
INTANGIBLE ASSETS, NET OF ACCUMULATED AMORTIZATION OF $ 8,561 (Note 2)		7,418
	$	16,265

LIABILITIES & STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
ACCRUED LIABILITIES	$	135
DUE TO OWNER (Notes 1 & 2)		1,138
		1,273
STOCKHOLDER'S EQUITY:		
ADDITIONAL PAID-IN CAPITAL		34,002
DEFICIT (Notes 1 & 2)		(19,010)
TOTAL STOCKHOLDER'S EQUITY		14,992
	$	16,265

SEE ACCOMPANYING ACCOUNTANT'S AUDIT REPORT AND NOTES TO FINANCIAL STATEMENTS AS THEY ARE AN INTEGRAL COMPONENT OF THESE FINANCIAL STATEMENTS.

MASTHEAD SECURITIES, INC.
(formerly High Tech Catalysts, Inc.)

(A Development Stage Company)

STATEMENT OF NET LOSS AND DEFICIT

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2001

REVENUES (Notes 1 & 2)	$	-0-
SELLING, GENERAL & ADMINISTRATIVE (Notes 1 & 2)		15,938
NET LOSS		(15,938)
DEFICIT ACCUMULATED DURING DEVELOPMENT STAGE, JANUARY 1, 2001 (Note 1)		(3,072)
DEFICIT ACCUMULATED DURING DEVELOPMENT STAGE, DECEMBER 31, 2001 (Note 1)	$	(19,010)

SEE ACCOMPANYING ACCOUNTANT'S AUDIT REPORT AND NOTES TO FINANCIAL STATEMENTS AS THEY ARE AN INTEGRAL COMPONENT OF THESE FINANCIAL STATEMENTS.

MASTHEAD SECURITIES, INC.
(formerly High Tech Catalysts, Inc.)

(Cumulative Amount of Cash Flows During Development Stage)

STATEMENT OF CASH FLOWS

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2001

CASH BALANCE, JANUARY 1, 2001	$ 21,439
CASH FLOW FROM OPERATING ACTIVITIES:	
NET LOSS	(15,938)
ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES:	
DEPRECIATION EXPENSE	1,318
AMORTIZATION EXPENSE	2,297
DECREASE IN PREPAID EXPENSES	1,233
DECREASE IN ACCRUED LIABILITIES	(1,801)

CASH BALANCE, DECEMBER 31, 2001	$ 8,548
	=====

SEE ACCOMPANYING ACCOUNTANT'S AUDIT REPORT AND NOTES TO FINANCIAL STATEMENTS AS THEY ARE AN INTEGRAL COMPONENT OF THESE FINANCIAL STATEMENTS.

MASTHEAD SECURITIES, INC.
(formerly High Tech Catalysts, Inc.)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

1. ORGANIZATION AND NATURE OF BUSINESS

Masthead Securities Inc. (the "Company" / "MSI"), formerly High Tech Catalysts, Inc., was created pursuant to the corporation laws of the State of Maine in October 1998.

The nature of MSI's business activities includes private placement of securities (assist companies in raising capital), merger and acquisition activity and financial consulting services to high technology companies.

Currently MSI's operations are not active. MSI is considered to be a development stage company, see Note 2 - Related Party Transactions.

Some of the services and operations of the Company are expected to fall into the category of the United States Securities Act of 1933 as a "broker dealer activities." Accordingly, the Company has obtained the appropriate license from the National Association of Security Dealers (NASD).

The Company is required to comply with various rules, such as federal securities laws, the rules of the Municipal Rulemaking Board and the Treasury Department, the By-Laws of the NASD, NASD Regulation, and Nasdaq, the Rules of the Association, all the rulings, orders, directions, and decisions issued and sanctions imposed under the Rules of Association and, including, but not limited to the notification to NASD of a change of certain key personnel, engaging in any underwriting or selling group activity of firm commitment offerings.

In May 2000, the Company was purchased by Masthead Ventures Partners, LLC, a privately held corporation, (see Note 2, Related Party Transactions), for $ 36,000 plus an amount equal to the actual cash net capital reserve of the Company on the date of purchase. This transaction resulted in Masthead Venture Partners, LLC purchasing 100 % of the Company's capital stock from an individual. This individual is currently a partner in Masthead Ventures Partners, LLC.

Masthead Venture Partners, LLC is a venture capital firm that invests in seed to early stage information technology and life science companies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statements

The accompanying financial statements have been prepared in conformity with the accrual method of accounting.

Revenues

Revenues are recorded as billed to clients. Currently, the Company's operations are not active.

Fixed Assets

Fixed Assets basically comprise office equipment. Depreciation is calculated on a straight-line and double declining balance methods over the estimated useful lives of the assets.

Intangible Assets

Intangible Assets consist of costs of incorporation and costs to obtain a broker dealer license.

Related Party Transactions

The Company is solely owned by Masthead Venture Partners, LLC. The Company and Masthead Venture Partners, LLC ("MVP") entered into an agreement whereby MVP will pay certain shared expenses of MSI. The agreement covers Rent, Office Supplies, Travel, Entertainment, Postage, Telephone, Insurance and Salaries. It was agreed that these costs will not be reimbursed by MSI.

However, MVP will reimburse MSI for its direct expenses. Direct expenses include all other administrative expenses incurred by MSI that are not classified as shared expenses. Reimbursement is agreed to be made on a monthly basis. In respect to the twelve months ended December 31, 2001 MVP reimbursed MSI $ 10,870.

MSI and MVP also share Officers and Directors which may result in conflicts of interest (such as allocation of employee time) in the operations of the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Due to Owner

This amount represents a direct reimbursement of various expenses by Masthead Venture Partners, LLC to the previous owner of Masthead Securities, Inc.

MASTHEAD SECURITIES, INC.

DECEMBER 31, 2001

SUPPLEMENTARY INFORMATION

- NET CAPITAL COMPUTATION
- RECONCILIATION OF THE COMPILATION OF NET CAPITAL TO THE FOCUS REPORT
- COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MASTHEAD SECURITIES, INC.

DECEMBER 31, 2001

SUPPLEMENTARY INFORMATION

NET CAPITAL COMPUTATION

Net Worth (Assets less Liabilities)		$ 14,992
Less: Non-Allowable Assets:		
Fixed Assets, Net	299	
Intangible Assets, Net	7,418	7,717
Net Capital		7,275
Net Capital Requirement		5,000
Net Capital in Excess of Requirement		$ 2,275

MASTHEAD SECURITIES, INC.

DECEMBER 31, 2001

SUPPLEMENTARY INFORMATION

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

TO THE FOCUS REPORT

No material differences exist between the computation of net capital between this Independent Auditor's Report and the Masthead Securities, Inc.'s December 31, 2001 internal unaudited Focus Report.

MASTHEAD SECURITIES, INC.

DECEMBER 31, 2001

SUPPLEMENTARY INFORMATION

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Masthead Securities, Inc. is exempt from Rule 15c3-3 under Section K2(1). Masthead Securities, Inc.'s reserve requirement under Rule 15c3-1(a)(2)(vi) is $ 5,000.

WILLIAM A. DREHER
CERTIFIED PUBLIC ACCOUNTANT
1116 WARBURTON AVENUE
YONKERS, NY 10701

(914) 476-7512

Independent Auditor's Report on Internal Control Required by Securities Exchange Commission (SEC) Rule 17a-5

To the Board of Directors and Stockholders
of Masthead Securities, Inc.

In planning and performing my audit of the financial statements and supplementary schedules of Masthead Securities, Inc. (the Company) for the twelve months ended December 31, 2001, I considered its internal control, including activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control.

My Independent Accountant's Audit Report, dated February 22, 2002.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study (where available) of the practices and procedures followed (when applicable and necessary) followed by the Company including tests of such practices (if such practices were necessary) that I considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) for determining compliance with the exemptive provisions of rule 15c3-3.

Because the Company does not carry or maintain security accounts for customers or perform custodial functions relating to customer securities (see my Independent Account-, ant's Report dated February 24, 2002) and whereas the Company is dormant and has no plans to maintain security accounts or perform custodial functions), I did not review the practices and procedures established by the Company for any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons;

2. Recordation of differences required by rule 17a-13;

3. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives.

Two of the objectives of a system internal controls and the financial practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

In light of and because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation my deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Since Masthead Securities, Inc. is dormant the present structure of internal controls lacks some of the traditional separation of duties and many of the other pertinent elements of internal controls. However it should be noted that to this extent, the Company's resultant existing weaknesses in internal control result in little financial exposure as the Company is dormant.

As a result of the limited activity of the Company, it is my understanding that the practices and procedures required to comply with SEC rules, are adequate, though limited.

Though the Company's established lack of internal controls would in effect create a condition (if the Company engaged in the operations mentioned in paragraph 4 of page 1) of a material lack of internal control, this inadequacy is not pertinent to the current operations of the Company.

The Company's internal controls do meet the requirements in maintaining proper net capital. In this respect, I do believe that the Company's practices and procedures were adequate at December 31, 2001 to meet SEC's objectives in light of the Company's operations at December 31, 2001.

This report is intended solely for use by the Company's Board of Directors, its management, the Securities and Exchange Commission, the National Association of Securities Dealers (NASD) and other regulatory agencies which rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

William F. Thebes, CPA

February 25, 2002